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                                                                    EXHIBIT 20.2


CAPROCK COMMUNICATIONS CONTINUES SEARCH FOR CHIEF
FINANCIAL OFFICER

DALLAS, Aug. 1/PRNewswire/-- CapRock Communications Corp. (Nasdaq: CPRK-news) today announced that it is continuing its search for a Chief Financial Officer.

"Today, we learned that the CFO candidate who had signed an employment agreement with CapRock on July 24, 2000 will not be joining the Company due to the candidate's concerns about non-compete issues with his current employer," commented Jere W. Thompson, Jr., chairman and CEO of CapRock. "We are continuing our search for this position. Until the new CFO joins CapRock, I will assume those responsibilities."

CapRock owns and operates a scalable long-haul fiber network that upon completion is expected to extend 7,500 miles throughout Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. This network will connect almost every primary, secondary and tertiary market in the region and will provide the backbone for CapRock's facilities-based local, long distance, data, Internet and bandwidth services. At June 30, 2000, CapRock had 4,500 miles of network substantially completed, as well as 12 voice and 17 data switches installed and operational. The Company currently has over 250 sales people operating in Dallas, Fort Worth, Houston, San Antonio, Austin, Victoria, Tyler, McAllen and Corpus Christi, Texas; Oklahoma City, Oklahoma; Lafayette and New Orleans, Louisiana; and Phoenix, Arizona.

Statements contained in this news release regarding expected financial results and other planned events are forward-looking statements, subject to uncertainties and risks. Among many factors that could cause actual results to differ materially from those expected include, but are not limited to, the following: the substantial indebtedness of the Company including the interest charges associated therewith and the financial covenants imposed upon the Company by such indebtedness; the Company's ability to successfully, timely and cost-effectively fund and complete its planned growth, including its fiber network; and, competition in the various segments of the communications industry in which the Company seeks to participate. For an expanded discussion on these and additional risks associated with CapRock's business, please see the documents filed by CapRock Communications Corp. with the U.S. Securities and Exchange Commission.